EXHIBIT 1


                                                           PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


                       INTERNATIONAL AMERICAN HOMES, INC.

         TAMPA, FL, SEPTEMBER 17, 1998 -- International American Homes, Inc. (OTC-IAHM) today announced that its Board of Directors had authorized the repurchase by the Company of up to 15% of the Company's outstanding common stock par value $0.01 a share, at such prices and at such times as the Company's officers conclude that it would be in the best interest of the Company and its stockholders to do so. The repurchases would be made in market transactions as well as in block and other negotiated transactions at prices they may be at, above or below current market prices for the Company's common stock.

         In making the announcement, Robert J. Suarez, Chairman and President of the Company, stated that the decision to institute a stock repurchase program reflects the Board's unanimous view that current market prices for the Company's common stock do not reflect fairly the Company's underlying value. He added that while the Board had not set any ceiling on the prices at which repurchases of its common stock would be made, or imposed parameters on the duration of the repurchase program, it is the present intention of the Company's officers to cause repurchases of common stock to be made whenever they perceive the pricing and timing to be opportune.

         International American Homes Inc., through a subsidiary, designs, builds and sells single family homes and villas and develops finished building lots primarily in middle-income communities in suburban residential areas of greater Tampa, Florida.

                                     CONTACT
                    Robert I. Antle, Chief Financial Officer
                               Tel. (813) 664-1100
                               Fax. (813) 622-6813